UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share
(Title of Class of Securities)
 G0751N103
 (CUSIP Number)
Chauncey M. Lane
Husch Blackwell LLP
2001 Ross Avenue
Suite 2000
Dallas, Texas 75201
                                                            (214) 999-6129
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
                       November 19, 2018
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,557,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,557,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,557,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.47%
14	TYPE OF REPORTING PERSON: CO, HC

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,557,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,557,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,557,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.47%
14	TYPE OF REPORTING PERSON: CO, HC

1	NAMES OF REPORTING PERSONS: AAGES (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,557,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,557,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,557,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.47%
14	TYPE OF REPORTING PERSON: CO

Item 1. Security and Issuer
This Amendment No. 2 (this “Amendment”) to Schedule 13D filed on March 9, 2018 (the “Original Schedule 13D”), as amended by amendment No. 1 filed on April 16, 2018, is being filed with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and AAGES (AY Holdings) B.V., (“AY Holdings”), (collectively, the “Reporting Persons”), regarding an amendment to the option and right of first refusal agreement dated November 1, 2017, between Algonquin, Abengoa and ACIL Luxco 1 (the “Option Agreement”) pursuant to which Algonquin exercised its option to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1, subject to closing conditions.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.
As of November 19, 2018, the Reporting Persons beneficially owned an aggregate of 41,557,663 ordinary shares of the Issuer, representing approximately 41.47% of the issued and outstanding ordinary shares of the Issuer (collectively, the “Ordinary Shares”).
Item 3.  Source and Amount of Funds and other Considerations
Item 3 is hereby amended and restated with the following:
In addition to cash on hand, Algonquin anticipates entering into a credit agreement, on or about November 20, 2018, pursuant to which Algonquin expects to draw from a term credit facility to fund some or all of the purchase of the Additional Shares under the Amended and Restated Option Agreement (the “Amended Option Agreement”).
Item 4.  Purpose of Transaction
Item 4 is hereby amended and restated with the following:
The Reporting Persons purchased 25,054,315 of the Ordinary Shares for investment purposes pursuant to a sale and purchase agreement dated November 1, 2017 (the “Share Purchase Agreement”), as amended pursuant to Deed of Amendment No. 1, dated January 31, 2018, Deed of Amendment No. 2, dated February 15, 2018, and Deed of Amendment No. 3, dated February 27, 2018, between ACIL Luxco 1, S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”), Algonquin, and Abengoa, S.A. (“Abengoa”), as guarantor of ACIL Luxco 1.  Pursuant to a sale and purchase agreement dated March 8, 2018 (the “On-Sale SPA”), between Algonquin and AY Holdings, Algonquin transferred the Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings, which now holds the Ordinary Shares of the Issuer, representing a 25% aggregate equity interest in the Issuer.
On November 1, 2017, Algonquin and Abengoa also entered into the Option Agreement.  Under the Option Agreement, Algonquin (directly or through an assignee) was granted the right to acquire from ACIL Luxco 1 additional Ordinary Shares representing a 16.47% aggregate equity interest in the Issuer. On April 16, 2018, Algonquin and Abengoa entered into a Binding Term Sheet (“Term Sheet”) to amend the Option Agreement.  Following the signing of the Term Sheet, Algonquin notified Abengoa of its election to exercise its option to acquire from ACIL Luxco 1 ordinary shares representing a 16.47% aggregate equity interest in the Issuer, (the “Additional Shares”).  On November 19, 2018, Algonquin, Abengoa, and ACIL Luxco 1 entered into the Amended Option Agreement further amending the terms and conditions of the Option Agreement pursuant to which Algonquin will close on the purchase of the Additional Shares.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.
The disclosures in Item 6 are herein incorporated by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated with the following:
Option Agreement and Term Sheet

On November 1, 2017, ACIL Luxco 1, Algonquin, and Abengoa entered into the Option Agreement. Under the Option Agreement, Algonquin (directly or through an assignee) has a right to acquire ACIL Luxco 1’s remaining 16.47% aggregate equity interest in the Issuer, subject to the condition that the option be exercised within 60 days after the date of the initial 25.0% transfer.  On April 16, 2018, Algonquin and Abengoa entered into the Term Sheet to amend the Option Agreement, and following execution of the Term Sheet, Algonquin exercised the option to acquire the Additional Shares.  Algonquin’s acquisition of the Additional Shares is subject to certain conditions, including approval by the Department of Energy of the United States, that must be satisfied or waived on or prior to November 27, 2018.
Amended Option Agreement
On November 19, 2018, ACIL Luxco 1, Algonquin, and Abengoa entered into the Amended Option Agreement further amending the Option Agreement.

Item 7.  Materials to Be Filed as Exhibits

Exhibit No.	Description
99.1	Amended and Restated Option Agreement amending the Option and Right of First Refusal Agreement, dated November 1, 2017, between ACIL Luxco 1 S.A., Algonquin Power & Utilities Corp., and Abengoa, S.A.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2018

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

By:	/s/ Chris Jarratt
Name: Chris Jarratt
Title: Vice Chair
ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

AAGES (AY HOLDINGS) B.V.

By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B